UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MANUFACTURED HOUSING PROPERTIES INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

56469P209
(CUSIP Number)

February 21, 2019
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56469P209

1.	NAMES OF REPORTING PERSONS Metrolina Loan Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	1,254,506
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	1,254,506

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,506
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.11%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 12,403,680 shares of common stock of the Issuer outstanding as of March 29, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

CUSIP No.	56469P209

1.	NAMES OF REPORTING PERSONS R. Joseph Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	1,254,506
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	1,254,506

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,506
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.11%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 12,403,680 shares of common stock of the Issuer outstanding as of March 29, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

CUSIP No.	56469P209

Item 1.

(a)	Name of Issuer: Manufactured Housing Properties Inc.

(b)	Address of Issuer’s principal executive offices: 136 Main Street, Pineville, NC 28134

Item 2.

(a)	Name of person filing:
This statement is being jointly filed by Metrolina Loan Holdings, LLC, a North Carolina limited liability company (“Metrolina”), and R. Joseph Jackson, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 108 Gateway Blvd, Suite 104, Mooresville, NC 28117.

(c)	Citizenship: Metrolina is a North Carolina limited liability company Mr. Jackson is a United States citizen

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 56469P209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No.	56469P209

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Metrolina is the record holder of 1,254,506 shares of common stock of the Issuer.

(b)

Percent of class:

The 1,254,506 shares represent approximately 10.11% of the Issuer’s outstanding common stock based on 12,403,680 shares of common stock of the Issuer outstanding as of March 29, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,254,506
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,254,506

(a)

Amount beneficially owned:

Mr. Jackson is the Managing Member of Metrolina and has sole voting and dispositive power over the 1,254,506 shares of common stock held by it. As a result, Mr. Jackson may be deemed to be an indirect beneficial owner of the shares held directly by Metrolina. Mr. Jackson disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 1,254,506 shares represent approximately 10.11% of the Issuer’s outstanding common stock based on 12,403,680 shares of common stock of the Issuer outstanding as of March 29, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	1,254,506
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	1,254,506

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

CUSIP No.	56469P209

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022	Metrolina Loan Holdings, LLC

	By:	/s/ R. Joseph Jackson
	Name:	R. Joseph Jackson
	Title:	Managing Member

/s/ R. Joseph Jackson
R. Joseph Jackson